Ao1 Solutions Inc.
Statements of Comprehensive Income
(Unaudited)

	Year Ended May 31, 2017	Year Ended May 31, 2016
Revenue	$ 60,668	$ 1,149
Cost of sales	-	-
Gross profit	60,668	1,149
Expenses:		
Association fees	-	5,228
Bank fees	3,106	1,350
Charitable contributions	-	500
Education and training	2,154	3,961
Insurance	-	544
Legal and professional	54,340	151,266
Meals and entertainment	8,161	19,114
Miscellaneous	7,633	154
Office expenses	104,860	142,202
Partnership commissions	4,200	-
Payroll	160,768	210,583
Rent	14,692	13,600
Sales and marketing	22,298	12,940
Travel	41,070	39,735
Utilities	521	3,538
Web development	30,527	162,074
Total operating expenses	454,330	766,789
Operating loss	(393,662)	(765,640)
Other income (expenses)		
Interest income	16	128
Depreciation	(1,377)	(755)
Other	(415)	-
Total other income (expenses)	(1,776)	(627)
Net loss	$ (395,438)	$ (766,267)